June 13, 2005	Glen R. Van Ligten
(650) 614-7656
gvanligten@orrick.com

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0306
450 Fifth Street, N.W.
Washington DC, 20549

Attn:	Peggy A. Fisher, Assistant Director
Adélaja K. Heyliger
Tara Harkins
Jay Webb

Re:	Micrus Endovascular Corporation (fka Micrus Corporation)
File No. 333-123154

Ladies and Gentlemen:

     On behalf of Micrus Endovascular Corporation (fka Micrus Corporation) (“Micrus” or the “Company”), we are transmitting herewith via the EDGAR System Amendment No. 6 to Form S-1 of the Company to effect certain amendments.

Please call me at the number listed above should you require any other information.

Very truly yours,

/s/ Glen R. Van Ligten

Glen R. Van Ligten
GVL
Enclosures

cc:	John T. Kilcoyne (Micrus Endovascular Corporation (fka Mircrus Corporation))
Robert A. Stern (Micrus Endovascular Corporation (fka Micrus Corporation))
Scott D. Elliott (w/o enclosures)